AB 50 3/5/03

03012033

SECURITIE[S AND EXCHANGE COMMI]SSION
W[ashington, D.C.]

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel O. Williams (770) 916-6550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BB 3/17

OATH OR AFFIRMATION

I, Daniel O. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

Signature

Controller and Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advantage Capital Corporation

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements

For the Year Ended
December 31, 2002

Advantage Capital Corporation
Table of Contents to Financial Statements and Additional Information
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Shareholder and Board of Directors of
Advantage Capital Corporation (an indirect wholly owned subsidiary of SunAmerica Inc.)

In our opinion, the accompanying statement of financial condition and the related statement of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Advantage Capital Corporation (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

Advantage Capital Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Financial Condition

For the Year Ended December 31, 2002

Assets:	
Cash and cash equivalents	$ 4,086,722
Cash segregated under federal regulations	1,065,045
Commissions receivable	517,046
Deposits, prepaid expenses and other assets	1,706,429
Software (net of accumulated depreciation of $1,901,286)	1,662,323
Goodwill (net of accumulated depreciation of $2,189,147)	7,149,497
Receivable from clearing organization	446,976
Deferred income taxes	1,444,000
Total assets	$ 18,078,038
Liabilities:	
Commissions payable	$ 1,177,139
Payable to parent	352,065
Payable to clearing organization	15,343
Other liabilities	40,528
Total liabilities	1,585,075
Shareholder's equity:	
Capital stock - $1 par value; 13,850 shares authorized, issued and outstanding	13,850
Additional paid-in capital	16,494,244
Accumulated deficit	(15,131)
Total shareholder's equity	16,492,963
Total liabilities and shareholder's equity	$ 18,078,038

The accompanying notes are an integral part of this financial statement.

Advantage Capital Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Operations

For the Year Ended December 31, 2002

Revenue:	
Commissions	$23,508,437
Advisory services	3,037,606
Other operating income	3,417,353
Interest income	42,800
	30,006,196
Expenses:	
Commissions	20,416,533
Advisory services	2,652,015
General and administrative	5,786,977
	28,855,525
Income before income taxes	1,150,671
Income tax provision	(411,351)
Net income	$ 739,320

The accompanying notes are an integral part of this financial statement.

Advantage Capital Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Shareholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2001	13,850	$ 13,850	$ 16,494,244	$ (754,451)	$ 15,753,643
Net income	-	-	-	739,320	739,320
Balance at December 31, 2002	13,850	$ 13,850	$ 16,494,244	$ (15,131)	$ 16,492,963

The accompanying notes are an integral part of this financial statement.

Advantage Capital Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 739,320
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization	476,545
Deferred income taxes	287,000
Change in:	
Cash segregated under federal regulations	(661,077)
Commissions receivable	327,497
Deposits, prepaid expenses and other assets	(788,819)
Commissions payable	95,379
Payable to parent	(400,200)
Accounts payable to dealers	(95,820)
Other liabilities	(106,831)
Net cash used by operating activities	(127,006)
Net decrease in cash and cash equivalents	(127,006)
Cash and cash equivalents - beginning of period	4,213,728
Cash and cash equivalents - end of period	$ 4,086,722

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

General
Advantage Capital Corporation (the "Company") is a wholly-owned subsidiary of SunAmerica Financial Network, Inc., which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of SunAmerica, Inc. (the "Parent"), which is a wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is licensed in all fifty states. The Company is an introducing broker on a fully disclosed basis and clears all customer transactions through another registered broker-dealer ("the clearing organization.")

2. Significant Accounting Policies

Commissions Revenue and Expenses
Commissions revenue and expenses relating to securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank, overnight investments, commercial paper and money market mutual funds available on demand. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Software Development Costs
The Company capitalized certain costs allocated from the Parent (see Note 8) relating to the in-house development of a data storage and retrieval system. Such costs included costs incurred with third-party vendors and payroll costs for employees directly associated with the project. These costs are being amortized on a straight line basis over the estimated useful life of 7 years. Other costs such as general, administrative and overhead costs are expensed as incurred.

Income Taxes
The Company is included in the consolidated federal income tax return of AIG. For financial reporting purposes, the provision for income taxes is calculated on a separate return basis.

Financial Instruments
The carrying amount of financial instruments including cash and cash equivalents, receivables from clearing organizations, commissions receivable, cash segregated under federal regulation, other receivables, accounts payable to clearing organizations, commissions payable and other fees payable, other liabilities, and payable to parent company approximate their fair values.

2. **Significant Accounting Policies (Continued)**

Goodwill
Goodwill is tested for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **New Accounting Standards**

In June 2001, FASB issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (FASB 142). FASB 142 requires the Company to discontinue the amortization of goodwill on its income statement. FASB 142 was effective for the year commencing January 1, 2002.

In addition, FASB 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The Company has evaluated the impact of the provisions of FASB 142, and no events or changes in economic circumstances indicate that the carrying amount may not be recoverable.

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN No. 34." FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of the Interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The Company has incorporated the necessary disclosures in Note 9 to the financial statements. The Company does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

4. Cash Segregated Under Federal Regulations

Cash of $1,065,045 as of December 31, 2002 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers as a result of mutual fund trades.

5. Deferred Commissions

The Company has adopted the Registered Representatives' Deferred Compensation Plan (the "Plan") which is offered to eligible independent contractor registered representatives of the Company. The purpose of the Plan is to (1) attract and retain individuals to become licensed with the Company to market the financial products offered for sale by the Company and (2) assist in the representatives' long range financial planning by offering an alternative for investing monthly commission and fee payments on a tax-deferred basis. The liability for such deferred compensation and the related assets have been transferred to the Parent and, thus, are not reflected in the balance sheet.

6. Income Taxes

The income tax provision is composed of the following:

Current:	
Federal	$ 111,351
State	13,000
	124,351
Deferred:	
Federal	287,000
Total	$ 411,351

The Company's effective income tax rate for the year ended December 31, 2002 is primarily due to state and local taxes and miscellaneous non-deductible expenses.

6. **Income Taxes (Continued)**

Deferred tax assets:	
Deferred commissions	$ 2,613,000
Deferred expenses	100,000
Total deferred tax assets	2,713,000
Deferred tax liabilities	(1,269,000)
Deferred income taxes	$ 1,444,000

The significant components of the deferred tax asset as of December 31, 2002 are as follows:

The deferred commissions portion of deferred tax assets relate to the non-qualified deferred compensation plan described in Note 5. The Company will be entitled to deduct these amounts when ultimately distributed to the representatives.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the broker or dealer not allow its net capital to be less than the greater of $250,000 or 2 percent of the aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. The Company has net capital and excess net capital totaling $3,561,974 and $3,311,974 respectively. The company had no debit items at December 31, 2002.

8. Transactions with Affiliates

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company, under a service arrangement, reimbursed its Parent for its allocated portion of the cost of developing a data storage and retrieval system. These costs are capitalized or expensed, as appropriate (see Note 2). For the twelve months ended December 31, 2002, the total amounts related to the data storage and retrieval system that were expensed by the Company were approximately $525,379.

The Company's back office processing is performed by Financial Service Corporation ("FSC"). FSC is an affiliate of the Company, and is also a wholly-owned subsidiary of SunAmerica Inc. Overhead costs, including labor costs incurred by FSC on behalf of ACC are allocated to the Company. Total reimbursements from ACC to FSC were $2,542,310 in 2002.

Additionally, the Company receives an allocation of overhead expenses from the Parent. The amount allocated to the Company for the twelve months ended December 31, 2002 was approximately $271,235.

The Company also earns substantial commission revenues from sales of mutual funds and variable and fixed annuity products which are sponsored by affiliates.

9. Commitments and Contingent Liabilities

Subordinated Liabilities
There are no liabilities subordinated to the claims of general creditors as of December 31, 2002.

Litigation
The Company is involved in various kinds of litigation or claims which are common to its business. These matters are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses are adequate and that any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

9. **Commitments and Contingent Liabilities (Continued)**

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover loses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers.

Advantage Capital Corporation

Schedule I

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Computation of Net Capital Under Rule 15c3-1

Of the Securities and Exchange Commission

For the Year Ended December 31, 2002

NET CAPITAL	
Total shareholder's equity	$ 16,492,963
Less - Nonallowable assets	
Other assets and receivables	2,343,302
Prepaid assets	116,395
Software (net of amortization)	1,662,323
Goodwill (net of amortization)	7,149,497
Deferred income taxes	1,444,000
Net capital before haircuts on securities positions	3,777,446
Haircuts on securities	(215,472)
Total net capital	$ 3,561,974
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 3,311,974

There were no material differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2002.

Advantage Capital Corporation

Schedule II

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Computation of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to paragraph K (2)(i) of such rule under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Supplementary Report of Independent Accountants
Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors and Shareholder of
Advantage Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Capital Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003